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May 4, 2018

Jacob C. Tiedt Shareholder +1 312 609 7697 jtiedt@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John M. Ganley
Sheila Stout

Re:	Nuveen Build America Bond Fund (the “Registrant”)
Registration Statement on Form N-14
File No. 333-223801

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on April 19, 2018 with respect to the Registrant’s Registration Statement on Form N-14 filed on March 20, 2018 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed combination of Nuveen Build America Bond Opportunity Fund (the “Target Fund”) and the Registrant (the “Merger”). The Registrant and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete all missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

General

Comment (1)    For the staff’s information, please explain supplementally why the Target Fund is being merged with and into the Merger Sub (NTMIF Merger Sub, LLC) as opposed to directly with the Registrant.

Response:    The combination of the Target Fund and the Registrant has been structured as a statutory merger under Massachusetts law in order to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. Specifically, the authorized tender offer following the elimination of the Registrant’s Contingent Term Provision, which is a condition to consummating the Merger, prevents the reorganization from being structured as an asset sale. Massachusetts law does not provide for a statutory merger into a Massachusetts

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U.S. Securities and Exchange Commission

May 4, 2018

business trust, but does provide for a statutory merger into a limited liability company. Accordingly, the Registrant has organized the Merger Sub, a limited liability company, as a direct, wholly-owned subsidiary of the Registrant solely for purposes of effecting the Merger, upon the completion of which the Merger Sub will distributes its assets to the Registrant, and the Registrant will assume the liabilities of the Merger Sub, in complete liquidation and dissolution of the Merger Sub under Massachusetts law. As part of the Merger, shareholders of the Target Fund will receive shares, and will become shareholders, of the Registrant.

Joint Proxy Statement/Prospectus

Comment (2)    In the Q&A section, in the response to “Why am I receiving the enclosed Joint Proxy Statement/Prospectus?,” please identify the fundamental policy that shareholders are being requested to eliminate and the impact it will have on the Registrant. Please also disclose that the elimination of such policy is a condition to consummating the Merger.

Response:    The Registrant has revised the disclosure.

Comment (3)    In the Q&A section, in the response to “How will the Merger impact fees and operating expenses?,” please place the disclosure of the pro forma annualized operating expenses per common share excluding the costs of leverage after the disclosure of expenses including the costs of leverage or, alternatively, remove it from the Q&A. Please also reverse the order of the comparison of each Fund’s expense ratio to the expense ratio of the combined fund so that the comparison of the Target Fund’s expense ratio is disclosed prior to the comparison of the Registrant’s expense ratio.

Response:    The Registrant has retained the disclosure regarding operating expenses excluding the costs of leverage but has moved it to follow the disclosure regarding operating expenses including the costs of leverage and has modified the order of the ratios.

Comment (4)    In the Q&A section, in the response to “Will shareholders of the Funds have to pay any fees or expenses in connection with the Merger?,” please clarify whether the costs of the Merger will be allocated as described in the event the Merger is not consummated. In addition, the disclosure states that the costs of the Merger will be allocated between the two Funds based on the relative expected benefits to each Fund. Please revise the disclosure to describe in greater detail what these benefits are.

Response:    The Registrant confirms that, in the event the Merger is not consummated, the costs of the Merger will be borne by the Funds and allocated as described in the Registration Statement. The Registrant has revised the disclosure to clarify this point and to cross-reference the expected benefits of the Merger that serve as the basis for allocating the costs of the Merger between the Funds.

Comment (5)    In the Q&A section, in the response to “What specific proposals will Fund shareholders be asked to vote on?,” please format the response to fit on one page, if practicable.

Response:    The Registrant has modified the formatting.

U.S. Securities and Exchange Commission

May 4, 2018

Comment (6)    In the Q&A section, in the response to “Do the Funds have similar investment objectives, policies and risks?,” and elsewhere in the Joint Proxy Statement/Prospectus, as applicable, please add disclosure regarding the Registrant’s post-Merger investment objectives, policies and risks and provide a means for readers to distinguish between the current and post-Merger disclosure.

Response:    The Registrant has revised the disclosure.

Comment (7)    In “Proposal No. 1,” under the heading “A. Synopsis—Background and Reasons for the Merger,” and elsewhere in the Joint Proxy Statement/Prospectus, as applicable, where discussing lower operating expenses of each Fund following the recoupment of Merger-related expenses, please clarify that the term “recoupment” refers solely to those expenses incurred by the Funds in connection with the Merger and not the Adviser’s or Sub-Adviser’s recoupment of management fees or, alternatively, please consider using a different term. Please also confirm whether the second usage of the word “Fund” in the first bullet point under this heading should be plural.

Response:    The Registrant has revised the disclosure.

Comment (8)    In “Proposal No. 1,” under the heading “A. Synopsis—Comparison of the Target Fund and the Acquiring Fund—Investment Objectives and Policies,” and elsewhere in the Joint Proxy Statement/Prospectus, as applicable, please add additional disclosure regarding the differences between Build America Bonds and other taxable municipal bonds.

Response:    The Registrant has added the requested disclosure.

Comment (9)    In “Proposal No. 1,” under the heading “A. Synopsis—Comparison of the Target Fund and the Acquiring Fund—Investment Objectives and Policies,” please clarify that the Registrant may invest in less liquid securities upon converting to a perpetual fund.

Response:    The Registrant has revised the disclosure. Please see the Registrant’s response to Comment No. (10) below for further explanation regarding the ability to invest in less liquid securities upon converting to a perpetual fund.

Comment (10)    In “Proposal No. 1,” under the heading “A. Synopsis—Comparative Risk Information,” please revise the disclosure to specify the additional risks associated with the adoption of the Registrant’s expanded investment mandate such as investing in taxable municipal securities that do not benefit from a federal subsidy or refundable tax credit. Please also place greater emphasis on the risks associated with investment in higher yielding less liquid securities.

Response:    The Registrant has revised the disclosure. Furthermore, the Registrant informs the staff that the Registrant’s ability to invest to a greater extent in less liquid, higher yielding securities under its expanded investment mandate is in relation to the baseline scenario under the Registrant’s current investment mandate, which contemplates the termination of the Registrant in 2020. Under the current investment mandate, the Registrant has begun reducing exposure to less liquid, higher yielding securities in order to preserve value and facilitate the eventual liquidation of its investment portfolio in 2020. Under the expanded mandate, the Registrant’s investment portfolio would not need to be managed in contemplation of a liquidation in 2020 and would instead be invested in securities with liquidity, yield and risk profiles similar to the securities in which the Registrant has historically invested.

U.S. Securities and Exchange Commission

May 4, 2018

Comment (11)    For the staff’s information, please confirm supplementally that the fees and expenses disclosed in “Proposal No. 1,” under the heading “A. Synopsis—Comparative Expense Information,” are still current.

Response:    The Registrant confirms the fees and expenses disclosed in the section captioned “Comparative Expense Information” reflect current contractual fees and expenses as of the date of the Registration Statement.

Comment (12)    In “Proposal No. 1,” under the heading “A. Synopsis—Material Federal Income Tax Consequences of the Merger,” and elsewhere in the Joint Proxy Statement/Prospectus, as applicable, please consider adding qualitative language regarding the tax effects of repositioning the Target Fund’s portfolio in connection with the Merger.

Response:    The Registrant has revised the disclosure.

Comment (13)    For the staff’s information, please explain supplementally how the taxable municipal bonds in which the Funds invest are treated for purposes of each Fund’s concentration policy.

Response:    Under the Registrant’s concentration policy, as set forth on page 6 of the Joint Proxy Statement/Prospectus, the Registrant will not invest more than 25% of its Managed Assets in municipal securities in any one industry or in any one state of origin. The Registrant believes this policy follows the guidance set forth in Investment Company Act Release No. 9785 (May 31, 1977).

Part C/Exhibits

Comment (14)    Please confirm supplementally that the legality opinion letter and the tax opinion letter to be filed as exhibits 11 and 12 to the Registration Statement, respectively, will each comply with the requirements of Division of Corporation Finance’s Staff Legal Bulletin No. 19.

Response:    The Registrant has been advised that counsel will issue a new legality opinion letter that will be filed as an exhibit to the Registration Statement following the shareholder vote that will remove any assumption regarding Acquiring Fund shareholders approving the issuance of shares in the Merger in compliance with the principles of Staff Legal Bulletin No. 19. The Registrant has also been advised that counsel believes that the tax opinion letter will comply in all material respects with the principles of Staff Legal Bulletin No. 19.

U.S. Securities and Exchange Commission

May 4, 2018

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours,

/s/ Jacob C. Tiedt

Jacob C. Tiedt Shareholder

JCT/cjv